Exhibit 12

LEXINGTON REALTY TRUST
For the year ended December 31,
($000’s)
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Earnings	2007	2006	2005	2004	2003

Income (loss) before benefit (provision) for income taxes, minority interest, equity in earnings of non-consolidated entities, gains on sale of properties-affiliate and discontinued operations	$(74,392)	$(11,794)	$12,918	$22,389	$11,963
Interest expense	159,098	63,451	54,897	35,533	24,832
Amortization expense — debt cost	4,530	1,646	1,280	915	777
Debt satisfaction charges (gains)	1,209	(7,228)	(4,409)	56	2,994
Cash received from joint ventures	17,388	22,239	14,663	5,294	8,128

Total	$107,833	$68,314	$79,349	$64,187	$48,694

Fixed charges
Interest expense	$159,098	$63,451	$54,897	$35,533	$24,832
Amortization expense — debt cost	4,530	1,646	1,280	915	777
Debt satisfaction charges (gains)	1,209	(7,228)	(4,409)	56	2,994
Capitalized interest expense	277	513	816	225	142
Preferred stock dividend	26,733	16,435	16,435	6,945	3,392

Total	$191,847	$74,817	$69,019	$43,674	$32,137

Ratio	N/A	N/A	1.15	1.47	1.52

N/A — Ratio is less than 1.0, deficit of $84,014 and $6,503 exists at December 31, 2007 and 2006, respectively.